As filed with the Securities and Exchange Commission April 6, 2011	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Global Traffic Network, Inc.
(Exact name of registrant as specified in its charter)

Nevada	33-1117834
(State or jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)
880 Third Avenue, 6th Floor
New York, NY 10022
Telephone: (212) 896-1255
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William L. Yde III	Copies to:
Chief Executive Officer	Alan M. Gilbert, Esq.
Global Traffic Network, Inc.	Maslon Edelman Borman & Brand, LLP
880 Third Avenue, 6th Floor	90 South 7th Street, Suite 3300
New York, NY 10022	Minneapolis, Minnesota 55402
Telephone: (212) 896-1255	Telephone: (612) 672-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)	Facsimile: (612) 642-8381
     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered(1)	per share(2)	offering price (2)	registration fee
Common stock, par value $0.001 per share	301,782	$12.36	$3,730,025.52	$433.06

(1)	There is also being registered hereunder an indeterminate number of additional shares of common stock as shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act based upon a $12.36 per share average of high and low prices of the registrant’s common stock on the NASDAQ Global Market on March 31, 2011.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 6, 2011
PROSPECTUS
Global Traffic Network, Inc.
301,782 Shares
Common Stock

     This prospectus covers a total of 301,782 shares of our common stock that may be disposed of by the selling shareholders set forth herein, or their transferees. We will not receive any proceeds from the disposition of such shares.
     Our common stock is listed on the NASDAQ Global Market under the symbol “GNET.” On April 1, 2011, the closing price of our common stock, as reported on the NASDAQ Global Market, was $12.46. We urge prospective purchasers of our common stock to obtain current information about the market prices of our common stock.

     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. A representation to the contrary is a criminal offense.
The date of this prospectus is      , 2011.

i

PROSPECTUS SUMMARY
          The following is a summary of this prospectus. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus or included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus (including all documents incorporated by reference into this prospectus) in its entirety. Unless otherwise indicated, “Global Traffic Network,” our “Company,” “we,” “us,” “our” and similar terms refer to Global Traffic Network, Inc.
Our Company
          We provide traffic and news information reports to radio and television stations in international markets. We are the largest provider of traffic information reports to radio stations in Australia, Canada and the United Kingdom and we provide traffic information reports to television stations in Australia and Canada. We also provide news information reports to radio stations in Canada, entertainment news reports to radio stations in the United Kingdom and we believe that we maintain the largest inventory of commercial advertising embedded in radio news reports in Australia. We derive a substantial majority of our revenues from the sale to advertisers of commercial advertising inventory associated with these information reports. We obtain this advertising inventory from radio and television stations in exchange for providing stations with information reports and/or, for certain broadcasters, cash compensation. Although we are a Nevada corporation with principal executive offices located in New York, New York, we do not provide, nor do we currently intend to provide traffic or news reports to radio or television stations in the United States. However, we do offer our mobile traffic products to radio and television stations in the United States.
          Our operations are conducted through the following wholly owned direct and indirect subsidiaries:
•	The Australia Traffic Network Pty Limited (“Australia Traffic Network”);

•	Canadian Traffic Network ULC (“Canadian Traffic Network”);

•	Global Traffic Network (UK) Limited and Global Traffic Network (UK) Commercial Limited (“UK Traffic Network” and “UK Commercial Traffic Network,” respectively); and

•	Global Alert Network, Inc. (“Global Alert Network”), formerly named Mobile Traffic Network, Inc.
          Global Traffic Network, Inc. is a holding company and conducts no operations.
          The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports.
          The information reports we provide to radio and television stations are divided into three categories, radio traffic reports, radio news reports and TV reports, based on the content of the report and the medium in which it is delivered. Collectively, we refer to these reports as our “information reports.” In addition, we provide radio traffic reports under a Traffic Radio service contract with the United Kingdom’s Highways Agency, which is an executive agency of the United Kingdom Department of Transport.
          The radio stations that contract to provide us with traffic and news report advertising inventory become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV reports become members of our “TV Network.” Collectively, we refer to the members of these networks as our “network affiliates.” We currently offer radio traffic and television traffic reports and video footage to our network affiliates in Australia, while obtaining radio news report advertising inventory by paying cash compensation to our news network affiliates. References to the provision of news reports in Australia throughout this report refer to our purchase from radio stations of news advertising inventory embedded in news reports that we then make available to our advertisers. We provide radio traffic reports and TV reports to our network affiliates in Canada, as well as news, weather, business and sports reports to radio network affiliates on a limited basis. In the United Kingdom, we provide radio stations with traffic and entertainment news information and reports that are primarily provided through third party out-source providers that we compensate.

          Our Sources of Revenue — Sale of Commercial Airtime Inventory
          In exchange for providing our information reports and/or, for certain broadcasters, cash compensation, our network affiliates provide us with commercial advertising inventory. We generate revenues by packaging and selling this commercial advertising inventory for cash to advertisers on a local, regional or national network basis, except in the United Kingdom where it is sold on a national basis only. To date, we have recognized no revenue related to the bartering of goods and services and do not anticipate entering into barter transactions for the sale of our commercial advertising inventory in the future. The main factors that determine the amount of revenue we generate from our commercial advertising inventory include the audience reach of our networks, which is determined by the number of advertising spots we have to sell as well as the audience of our network affiliates, the percentage of the available market that our network covers, the advertising rates in the markets in which we operate networks, the length of time we have been established in the market and the training and abilities of our sales staffs. Although the number of network affiliates that we maintain in a market may influence certain of these factors, the number may not be directly correlated to the amount of revenue that we generate in that market.
Corporate Information
          Our principal executive offices are located at 880 Third Avenue, Sixth Floor, New York, New York 10022 and our telephone number is (212) 896-1255. Our website addresses are www.globaltrafficnetwork.com, www.trafficnet.com.au and www.trafficnet.ca. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus.
Risk Factors
          Our business is subject to numerous risks. For a discussion of the risks you should consider before purchasing shares of our common stock, you should carefully consider the specific risks discussed under the caption “Risk Factors” beginning on page 3 of this prospectus as well as the risk factors contained in our filings with the Securities and Exchange Commission that are incorporated by reference in this prospectus.
The Offering
          The selling shareholders identified on page 17 of this prospectus are offering for resale a total of 301,782 shares of our common stock.

Common stock offered	301,782 shares
Common stock outstanding before the offering(1)	19,010,821 shares
Common stock outstanding after the offering(1)	19,010,821 shares
Common Stock NASDAQ Global Market symbol	GNET

(1)	Based on the number of shares outstanding as of March 24, 2011, not including 1,114,498 shares issuable upon exercise of various options to purchase common stock.

RISK FACTORS
     An investment in our common stock involves a number of risks. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If any such risks materialize, the value of our common stock could decline, and you could lose all or part of your investment.
Our past operating results may not be indicative of our future performance and we may be unable to continue operating successfully in our existing markets or to establish successful operations in additional markets.
     Our wholly-owned subsidiary, Australia Traffic Network, introduced its services in Australia in 1997. Through our indirect wholly-owned subsidiary, Canadian Traffic Network, we began delivering radio traffic reports to radio stations in Canada in December 2005 and generating revenue from our Canadian operations in January 2006. We formed UK Traffic Network in October 2006 and purchased The Unique Broadcasting Company Limited (“Unique”) in March 2009. Although certain members of management have experience with providing traffic information in certain international markets, we have a limited history of providing our services in Canada and the United Kingdom and no experience providing our services in other international markets. See “We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.” The success of any previous operations in Australia may not be indicative of the results of our efforts to provide continued or additional services in Australia, or to provide our services in Canada, the United Kingdom and other markets. The successful operation of our business in Australia, Canada, United Kingdom or other international markets, will require a certain level of continued capital expenditures and operating expenditures which we are committed to undertaking. There can be no assurance that we will be able to operate and expand our business as contemplated.
We have incurred operating losses in connection with our expansion of operations into Canada and the United Kingdom and may be unable to operate profitably in those markets.
     In connection with our expansion in to Canada, we have incurred net losses of approximately $160,000 for the period from May 16, 2005 (inception) through June 30, 2005, $2.6 million for the year ended June 30, 2006, $3.8 million for the year ended June 30, 2007, $3.1 million for the year ended June 30, 2008, $3.1 million for the year ended June 30, 2009 and $4.4 million for the year ended June 30, 2010. In addition, after five consecutive quarters of reduced net losses (when compared to the previous year period), our net losses in Canada during the last six months of fiscal 2009 and first six months of fiscal 2010 were significantly higher than the previous year period, due to higher costs and decreased revenue. We expect losses from our Canadian operations to continue as we continue to incur significant expenses and capital expenditures in connection with providing our service offerings, building our infrastructure and developing our base of advertisers. As of June 30, 2010, we have invested approximately $23.7 million in our Canadian subsidiary in the form of an intercompany advance. If our Canadian revenue grows more slowly than we anticipate, or if our Canadian operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability from our Canadian operations.
     On October 19, 2006, we formed a wholly-owned subsidiary, UK Traffic Network, in anticipation of launching business operations in the United Kingdom. For the fiscal years ended June 30, 2007, 2008 and 2009, UK Traffic Network incurred net losses of approximately $0.8 million, $1.8 million and $1.8 million, respectively. Our acquisition of Unique closed effective March 1, 2009 and our consolidated United Kingdom operations continued to generate losses for the period from closing to June 30, 2009. For the year ended June 30, 2010, our consolidated United Kingdom operations generated a loss of approximately $1.3 million. In addition, business operations in the United Kingdom (and especially the Unique acquisition) requires significant management attention and financial resources that could otherwise be devoted to expanding operations in our other existing markets.
     Although our delivery of radio traffic reports in Australia has historically been profitable, we may be unable to replicate such profitable operations in Canada and the United Kingdom due to cultural differences, regulatory restrictions, economic conditions, or otherwise. If we continue to operate at a loss in Canada, or we are unable to operate profitably in the United Kingdom, we may be forced to abandon our operations in those countries without recovering the costs incurred in our expansion efforts (including the approximately $16.1 million paid to UBC

Media Group plc (“UBC”) in connection with our purchase of Unique), which may have a material adverse effect on our consolidated company’s financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.
There is significant risk and uncertainty surrounding our acquisition of The Unique Broadcasting Company Limited from UBC Media Group plc.
     There are numerous risks associated with our March 2009 acquisition of Unique, for which we paid total cash consideration of approximately $16.1 million. Among these risks is our lack of experience with acquisitions in general and large acquisitions in particular. Although certain members of management have experience with acquisitions of existing businesses (including traffic reporting services), our company’s only previous acquisition was that of Wise Broadcasting Network Inc., which was not material to our operations. Additional risks associated with the Unique acquisition include issues overlooked or improperly assessed during our due diligence process, loss of key employees, radio stations and/or advertisers following completion of the transaction and additional competition arising after the acquisition. In addition, despite similarities between the radio networks that we purchased in the United Kingdom and our networks in Australia and Canada, the business models are not identical and may require significant transition, which may not prove successful. Some of those differences in the existing business model of the acquired business include the variable nature of station compensation payments, the outsourcing of operations to third parties, the pre-produced and lengthier structure of commercial advertisements, the provision of traffic information to many stations in lieu of anchored reports, the sale of commercial inventory on a national network basis only, the more restrictive nature of sales limitations from the radio stations and the group approach to advertising sales. An inability to transition successfully this business model to a model that is more consistent with our Australian and Canadian operations may result in a retrospective determination that we misjudged the true value of the target company’s business. Further, it is likely that we will not be able to completely transition the acquired business to our existing model, resulting in a hybrid approach of our practices in Australia and Canada and the existing practices in the United Kingdom. In addition, the United Kingdom radio market has been in a recent sharp recession. These risks are increased by our relative inexperience in the United Kingdom market. Because we paid a high multiple of operating income for Unique, if we do not improve the performance of the acquired business, the amount of capital that we expended may be greater than the ultimate value of the acquired business. All of these potential risks may have a material adverse effect on our company’s consolidated financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.
We have incurred operating losses in connection with our formation of Global Alert Network and our expansion of its operations and may be unable to operate Global Alert Network profitably in the United States or elsewhere.
     On March 7, 2008, we formed Mobile Traffic Network as a wholly owned subsidiary to take advantage of the opportunities surrounding passive alerting technology to deliver information and advertising to mobile devices. On October 12, 2010, changed the name of this subsidiary to Global Alert Network. As an unproven technology and business model, there are significant risks and uncertainties involving this business plan.
     Our core business of radio and television information reports is not generally technology oriented. Our initial effort to build a product utilizing our passive alerting technology was not successful. We have since licensed a third party’s application for a one-time upfront payment and a royalty on future revenues. Although we have attempted to adapt this technology to suit our needs, there is no assurance that the technology will work as planned. Further, technology dependent industries are often characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. We could be subject to claims of infringement of third party intellectual property rights, which could result in significant expense and could ultimately result in the loss of intellectual property rights. Any litigation to determine the validity of these claims, including claims arising through any contractual obligations that we may have to indemnify business partners, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. If any such litigation resulted in an adverse ruling, we could be required, among other things, to pay substantial damages, cease offering our application, or obtain a license under the intellectual property rights of the third party claiming infringement, and such a license may not be available on reasonable terms or at all.
     We are initially offering traffic and weather alerts to mobile devices in the United States. Because we do not produce traffic or weather information in the United States, we are dependent upon third parties to provide us with content. Although we have entered into agreements with third parties to provide us with content, there are no assurances that we will be able to maintain satisfactory agreements with such third parties. Because we anticipate that our product offering will be mainly advertising supported, there is no assurance that sufficient mobile phone users will “opt in” to make our application an attractive advertising platform. Even if a critical mass of mobile phone users “opt in” to our application, we may not be successful in selling advertising opportunities on the platform to advertisers. In addition, we currently have limited operations in the United States and our experience in selling advertising is limited to commercials broadcast on radio and television, for which there is an established advertising market. Our lack of presence in the United States (including the lack of an established sales staff) will likely increase our costs, as we are unlikely to be able to take advantage of existing infrastructure.
     The market for mobile device applications and related software is competitive and reliant on technology developments and adapting to changing market demands and consumer preferences. Even if we are able to commercialize our application, we may face competition from one or more companies that introduce related technologies and applications. These companies may have significantly greater financial, technical and marketing resources than we do and may be able to respond more rapidly than we can to new or emerging technologies or changes in customer demands. They may also devote greater resources to the development, promotion and sale of their products than we do. If we are able to commercialize our application but unable to compete successfully with such companies, results of operations from Global Alert Network, and consequently our Company as a whole, would suffer.
     Our level of expenditure on the technology and our product offering may be significant prior to our knowing whether the product has a likelihood of success. For the year ended June 30, 2010 our losses related to Global Alert Network were approximately $0.8 million on $31 thousand of revenue. For the year ended June 30, 2009, we incurred approximately $1.4 million in losses without generating any revenue. To date, our Global Alert Network revenue has been insignificant and unrelated to our current business plan. If we are unable to operate Global Alert Network profitably, we may be forced to abandon our operations without recovering the up-front costs incurred, which may have a material adverse effect on our company’s consolidated financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.
Our financial success depends on our ability to compete successfully in obtaining and maintaining contracts with radio and television stations and we may be unable to acquire or renew such contracts.
     The success of our business is largely dependent on our ability to maintain and acquire contracts with radio and television stations (“Affiliate Contracts”) in Australia, Canada, the United Kingdom and any other market into which we may expand our operations in the future. We face various sources of competition in providing our information reporting services. We believe that single market operators and groups of radio or television stations (whether or not under common ownership) that prepare and deliver their own traffic reports comprise our primary competition. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own traffic reporting services, which would pose greater competition to us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned cameras or sensors that monitor traffic flow, which can be used by our competitors and directly accessed by consumers. Certain private entities generate selected traffic flow data and provide such information directly to consumers. We may also face future competition from providers of information reporting services that utilize new technologies to which we may not have access, both for the gathering and delivery of information. Such new technologies may reduce the demand for our services or render our services obsolete. Our current and potential competitors may offer alternative types of information services and may have substantially greater financial, technical, marketing or other resources than we do. There can be no assurance that our business will not be adversely affected by current or increased competition for acquiring Affiliate Contracts and providing information services in the markets in which we operate.
     We obtain our advertising inventory from radio and television stations in exchange for information reports and/or, for certain broadcasters, cash compensation. We may be required to increase the cash compensation that we pay for our commercial advertising inventory in certain cases, including in response to competition from third party information providers or groups of radio and television stations that prepare and deliver their own information reports. If we are required to increase the amount of cash compensation that we pay to certain network affiliates in exchange for our commercial advertising inventory, or to pay cash compensation to additional network affiliates, our financial condition may suffer and our stock price may decline.
     Due to the relatively short-term nature of our Affiliate Contracts, which generally range from one to four years, and because we deliver information reports to several of our network affiliates pursuant to unwritten arrangements or expired Affiliate Contracts that may be construed as cancelable at will, we are vulnerable at all times to competition from other providers of information reporting services and from stations or groups of stations that may elect to prepare and deliver their own information reports. For example, our contracts with our two largest station group network affiliates in the United Kingdom expired during the current fiscal year. Combined, these two network affiliates represented approximately 32% of our United Kingdom radio advertising inventory as of June 30, 2010 and approximately 53% of the United Kingdom traffic network’s impacts. If we are unable to maintain a significant number of our network affiliates, either due to non-renewal of our Affiliate Contracts upon expiration or termination of unwritten arrangements with network affiliates, our commercial advertising inventory would decrease significantly, which would likely lead to significant declines in revenues.
Our financial success depends on our ability to compete successfully in selling commercial advertising inventory to advertisers and we may be unable to sell such inventory.
     Our business success is dependent on our ability to sell the commercial advertising inventory that we receive from our network affiliates in exchange for providing our information reporting services and/or, for certain broadcasters, cash compensation. Selling advertising is highly competitive. We compete for advertising sales with radio and television stations, including our network affiliates, as well as with other media, including other forms of communications media such as newspapers, magazines, outdoor advertising, transit advertising, internet advertising, mobile advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others. As a result of the advertising competition we face, we experience and expect to continue to experience increased price competition, which could lower our rates for radio and television advertising and could result in a decline in our revenues for radio and television advertising, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.
     In addition, our overall business is subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. We currently compete with such an entity in Canada, Skywords Inc., which primarily operates in the Toronto market, but which also operates in certain other Canadian markets in which we provide our services. In addition, Independent Radio News Limited operates a model similar to ours in the United Kingdom, with the primary difference being the advertising messages are attached to newscasts rather than traffic reports. In the face of such competition, whether in Australia, Canada, the United Kingdom or any other market in which we introduce our services, we may not be able to provide information reporting services that are superior to our competitors’ or competitively priced against the services of our competitors. Even if we provide superior services, the presence of a competing service provider may lead to confusion and increase pricing competition, which may provide advertisers with additional leverage in negotiating the sale terms of our commercial advertising inventory. Such effects of competition may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our stock could decline as a result.
Our ability to sell commercial advertising and generate revenues may be subject to economic and industry fluctuations that are beyond our control.
     Because we generate substantially all of our revenues through the sale of commercial advertising, the success of our business is closely linked to the performance of the advertising industry. The advertising industry overall, in turn, tends to be affected by general economic conditions and is sensitive to the overall level of consumers’ disposable income within a given market. If people migrate to markets where we have a smaller or no presence, or if the general population shifts into a less desirable age or geographical demographic from an advertising perspective, advertisers may only be willing to pay lower fees for our commercial advertising inventory. A decline in general economic conditions within a market in which we operate could adversely affect advertising revenues generated from that market and, in turn, have an adverse effect on our profitability, operating results, financial conditions and the price of our common stock. We experienced such a decline in the last two quarters of the year ended June 30, 2009 as well as the first quarter of the year ended June 30, 2010.

     In addition, our business is dependent upon the performance of the highly competitive radio and television industries. We generate revenue by selling commercial advertising inventory of our network affiliate radio and television stations. Radio and television stations compete for audiences and advertising revenues with other radio and television stations, as well as with other media, such as newspapers, magazines, direct mail, satellite radio, mobile and internet based media, within their respective markets. As a result, radio and television audience ratings and market shares are subject to change, which, if adverse, may result in a reduction of our advertising revenues. Our network affiliates’ competitors may develop services or media that are equal or superior to those our network affiliates provide or that achieve greater market acceptance and brand recognition than our network affiliates achieve. It is possible that new competitors may emerge and rapidly acquire significant market share from our network affiliates. Other variables that could adversely affect our network affiliates’ operations, and therefore potentially adversely affect our operations, include, without limitation:
•	unfavorable economic conditions, both general and relative to radio and television broadcasting and all related media industries, which may cause companies to reduce their expenditures on advertising;

•	unfavorable shifts in population and other demographics which may cause our network affiliates to lose customers, viewers and listeners and possibly terminate operations;

•	an increased level of competition for advertising dollars, which may lead to lower advertising rates as our network affiliates attempt to retain customers or which may cause our network affiliates to lose customers to their competitors who offer lower rates than our network affiliates are able or willing to match;

•	technological changes and innovations that our network affiliates are unable to adopt or are late in adopting that offer more attractive advertising, listening or viewing alternatives than what our network affiliates currently offer, which may lead to a loss of advertising customers or to lower advertising rates; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies which could restrict the advertising media which our network affiliates employ or restrict some or all of our customers that operate in regulated areas from using certain advertising media, or from advertising at all.
     Radio and television stations face increasing competition from new broadcast technologies, such as internet, broadband wireless, cable television and satellite television and radio and mobile phones, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms increasingly compete with radio and television stations for audience share and advertising revenue, and in the case of some products, allow listeners and viewers to avoid traditional commercial advertisements. We are unable to predict the effect such technologies and related services and products will have on the radio and television broadcasting industry, but the capital expenditures required for us to implement such technologies could be substantial and other companies employing such technologies could compete with our radio and television affiliates.
Potential consolidation of radio and television stations in the markets in which we operate and will operate in the future may result in reduction of our negotiating leverage for Affiliate Contracts and, subsequently, may increase costs and risk of loss with respect to our Affiliate Contracts.
     The continued financial success of our business is largely dependent upon our ability to maintain Affiliate Contracts with radio and television stations in Australia, Canada, the United Kingdom and any other market into which we may expand our operations in the future. If radio and television stations in the markets in which we operate consolidate, a broadcaster may determine that it is in its best interest to produce a product similar to ours internally and terminate our Affiliate Contract, subsequently eliminating the supply of commercial advertising inventory that we receive from such broadcaster. In addition, consolidation in the industry will result in fewer station owners who may then be able to negotiate with increased leverage for Affiliate Contracts. Further, consolidation may result in our entering into fewer Affiliate Contracts, each comprising a larger number of stations and constituting a greater percentage of our base of contracts. Subsequent to any consolidation, the loss of any one Affiliate Contract may have a much greater impact on the results of our operations. Consolidation in the industry and its potential effects could result in a significant decline in our revenues or increase in our expenses, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

The loss of Austereo Pty Limited or Australian Radio Network Pty Limited as one of our network affiliates in Australia would significantly decrease the amount of our commercial advertising inventory, which could have an adverse effect on our results of operations and our stock price.
     Austereo Pty Limited (“Austereo”), one of our network affiliates, is the largest radio broadcaster in Australia and, as of June 30, 2010, provided us with approximately 20% of the Australian radio commercial advertising inventory (approximately 25% of such inventory from stations in our five largest Australian markets). When sold to advertisers, this radio commercial advertising inventory accounts for a material amount of our Australian revenues. Effective July 1, 2008, we entered into a four year agreement under which we provide regularly-scheduled radio traffic reports to and receive radio traffic report and radio news report inventory from ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. Australian Radio Network Pty Limited (“ARN”), a large radio broadcaster in Australia, provided us approximately 16% of our Australian radio commercial advertising inventory (approximately 18% of the inventory in our five largest Australian markets) as of June 30, 2010. When sold to advertisers, this radio commercial advertising inventory accounts for a material amount of our Australian revenues. This inventory is provided under a four year agreement effective July 1, 2008 to provide traffic reporting services to eleven ARN stations in Sydney, Canberra, Melbourne, Brisbane and Adelaide and a 16 month agreement effective February 1, 2011 to acquire news radio commercial advertising inventory from eight ARN stations in Sydney, Melbourne, Brisbane and Adelaide. In addition, via various joint ventures, Austereo and ARN operate four radio stations in Canberra (included above) and Newcastle that account for approximately an additional 1% of our commercial advertising inventory in Australia. If we are unable to retain Austereo and/or ARN as a network affiliate, the amount of our radio commercial advertising inventory would decrease significantly. As a result, we would likely experience a corresponding or greater decrease in revenues from sales of our radio commercial advertising inventory, which may be compounded by the decrease in value of our Australian advertising network as a whole due to the reduction in our Australian audience reach. This would be particularly damaging because Australia is our most profitable subsidiary. Should this occur, it would likely have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects and the price of our common stock could decline as a result.
The loss of Corus Entertainment, Inc. as one of our network affiliates in Canada would significantly decrease the amount of our commercial advertising inventory in Canada, which could have an adverse effect on our results of operations and our stock price.
     Corus Entertainment, Inc. (“Corus”), one of our Canadian network affiliates, is one of the largest radio broadcasters in Canada and its radio stations comprise approximately 28% of our affiliate network stations (excluding suburban regional stations) in Canada. Corus currently provides us with approximately 33% of the Canadian radio commercial advertising inventory we receive (excluding suburban regional stations) pursuant to a four year contract effective January 1, 2009 pursuant to which we provide traffic reporting services and receive radio traffic inventory from 18 Corus stations in Vancouver, Edmonton, Calgary, Winnipeg, Toronto and Hamilton and an additional contract we have separately with one additional Corus station. If Corus were to not renew our agreement, and we were unable to replace their stations as network affiliates with comparable stations, we would have a significantly reduced presence in terms of amount of commercial advertising inventory and audience delivery in six of our eight markets. If this were to occur, it would be difficult for us to become profitable in Canada which would likely have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects and the price of our common stock could decline as a result.
The loss of GCAP Media Services Limited or Bauer Radio Limited as one of our network affiliates in the United Kingdom would significantly decrease the amount of our commercial advertising inventory, which could have an adverse effect on our results of operations and our stock price.
     We provide traffic reporting services and receive radio commercial advertising inventory on 81 radio stations throughout the United Kingdom pursuant to a three year agreement with GCAP Media Services Limited (“Global”) that commenced November 1, 2010. The Global radio stations accounted for approximately 17% of our United Kingdom radio traffic advertising inventory as of June 30, 2010 and approximately 27% of the traffic network’s impacts. We provide traffic reporting services to, and receive radio commercial advertising inventory on, 42 radio stations throughout the United Kingdom pursuant to the terms of an agreement with Bauer Radio Limited (“Bauer”) that expired August 31, 2010. The Bauer radio stations accounted for approximately 15% of our United Kingdom radio traffic advertising inventory as of June 30, 2010 and approximately 26% of the traffic network’s impacts. We also provide entertainment news reporting services to, and receive radio commercial advertising inventory on, 42 Bauer radio stations throughout the United Kingdom pursuant to the terms of an agreement that expired August 31, 2010. The Bauer radio stations accounted for approximately 30% of our United Kingdom radio entertainment news advertising inventory as of June 30, 2010 and approximately 43% of the entertainment news network’s impacts. Pending negotiation and execution of a renewal of our agreements with Bauer, which expired August 31, 2010, we have continued to provide service to and receive inventory from Bauer under the terms of the expired agreements. If we are unable to retain Global and/or Bauer as a network affiliate, the amount of our radio commercial advertising inventory would decrease significantly. As a result, we would likely experience a corresponding or greater decrease in revenues from sales of our radio commercial advertising inventory, which may be compounded by the decrease in value of our U.K. advertising network as a whole due to the reduction in our U.K. audience reach. This would also likely lead to an impairment of at least a portion of the intangible assets (including radio station contracts and goodwill) related to our acquisition of Unique, which had a carrying value of $17.1 million as of June 30, 2010. Should this occur, it would likely have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects and the price of our common stock could decline as a result.
Our business is subject to risks based on our compliance with multiple legal and regulatory regimes due to our international operations.
     We conduct business in multiple international markets and, as a result, face added expenses related to the engagement of legal, accounting and other experts in each country in which we currently operate or may operate in the future. In addition, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, regulatory, social, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns and natural disasters. We are also exposed to risks associated with changes in the laws and policies that govern foreign investments in countries where we have operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Such changes in laws, regulations and conditions could result in a significant increase in our expenses for regulatory compliance or require us to alter our operations, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.
Our revenues may be adversely affected by fluctuations in currency exchange rates.
     Nearly all of our expenditures are made and nearly all of our revenues are generated outside of the United States. However, we report our financial condition and results of operations in U.S. dollars. As a result, any fluctuation between the U.S. dollar and the currencies of the countries in which we operate will impact the amount of revenues and expenses that we report. If foreign currencies depreciate relative to the U.S. dollar, there will be a negative impact on the revenues we report due to such fluctuation. It is possible that the impact of currency fluctuations will result in a decrease in reported sales even though we have experienced an increase in sales when reported in the applicable foreign currency. Such a decrease in reported U.S. sales occurred in Australia for the year ended June 30, 2009 as our Australian revenues decreased 4% when measured in U.S. dollars but increased 16% when measured in Australian dollars. Foreign currency exchange rates in the markets in which we operate have been subject to substantial fluctuation. For example, the exchange rates to U.S. dollars from Australian dollars applicable to our income statement data for fiscal years 2010, 2009, 2008, 2007, 2006, 2005, 2004 and 2003 are approximately 0.8825, 0.7446, 0.8969, 0.7859, 0.7473, 0.7539, 0.7140, and 0.5850, respectively. Although we have not hedged our exposure to foreign currency exchange rate changes in the past, we may choose to do so in the future. There is no guarantee such hedging, if undertaken, will be successful.
If we fail to expand into new markets, we may be unable to increase our revenue and expand our profits in the future.
     Although our current business operations are conducted in Australia, Canada and the United Kingdom, we intend to explore future opportunities to expand our operations into additional international markets as opportunities present themselves and as our financial resources permit. Our continued growth and expansion as a company is dependent, in part, on our ability to establish relationships with radio and television stations in new international markets by developing new operations or acquiring existing operations. We have begun to explore opportunities for expansion into several European markets. To date, however, we have not contracted to provide services to any radio or television stations in any European market other than the United Kingdom and we have no commitments or agreements with respect to any stations in these markets. Despite our interest and recent activities in exploring expansion into additional international markets, there can be no assurance that we will be able to establish operations in new markets or that we will be able to finance such acquisitions or expansion in the future. There can be no assurance that we will be able to integrate successfully any acquired business or realize any operating efficiencies from any acquisition. Further, if we engage in any such strategic transaction, we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations, which may harm the quality of our services and products.
Inexperience in additional international markets increases the risk that international expansion efforts will not be successful.
     Expansion into international markets requires significant management attention and financial resources, and our ability to provide radio traffic reports profitably in Australia may not be indicative of our results in Canada, the United Kingdom or in any other country in which we may attempt to expand. Certain members of our management and Board of Directors have experience in operating a business similar to ours in Japan. In 1999, William L. Yde III, our Chairman, President and Chief Executive Officer, and Dale C. Arfman, a member of our Board of Directors, among others, founded Nihon (Japan) Traffic Network, a Japanese entity unrelated to us, which operated a traffic reporting service in the Japanese market (“Japan Traffic Network”). Japan Traffic Network invested significant funds in starting its Japanese operations and experienced a net loss of approximately $8 million from its inception in 1999 until January 2002, after which Japan Traffic Network ceased its operations. Gary O. Benson, another one of our directors, was a director of Japan Traffic Network. The risks and obstacles Japan Traffic Network faced in introducing operations in Japan are indicative of the types of risks and obstacles we may face generally if and when we expand into additional international markets, including:
•	challenges caused by distance, language and cultural differences;

•	increased labor costs as a result of the existence or prevalence of collective bargaining arrangements, prevailing compensation structures and other employment-related matters;

•	legal, legislative and regulatory restrictions;

•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	longer payment cycles in some countries;

•	potentially adverse tax consequences in the United States and in the foreign countries in which we operate;

•	nationalization or seizure of private assets; and

•	higher costs associated with doing business internationally.
     These risks and obstacles may prevent us from operating profitably in any international market into which we attempt to expand our operations. If we attempt to expand into additional international markets but are unable to do so successfully, such a failed attempt could have a material adverse effect on our financial condition and results of operations, negatively impacting our business prospects and the price of our common stock.
If we fail to secure adequate financing in the future, our continued growth and financial performance may suffer.
     Our expansion into new Australian, Canadian, United Kingdom and other international markets and continued growth of our services in these markets may require significant additional capital resources. These future capital needs are difficult to predict. We may require additional capital in order to implement an expanded business model, to take advantage of certain opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Moreover, our day-to-day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. In addition, the development of Global Alert Networks’ mobile phone applications could require significant amounts of capital in order to pursue the opportunity, with no guarantee of future profitability. We used $16.1 million to fund our purchase of Unique in March 2009, including our settlement of the related contingent payment obligations. These payments constituted a significant portion of our cash on hand at the time of the closing. Although we believe that our current cash and cash equivalents and the availability of financing under our line of credit will be sufficient to fund our operations for the next 12 months, we may need to seek additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. As the terms and availability of financing depend to a large degree upon general economic conditions and third parties over which we have no control, we can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. In addition, our ability to obtain financing depends on a number of other factors, many of which are also beyond our control, such as interest rates and national and local business conditions. If the cost of obtaining needed equity or debt financing is too high or the terms of such equity or debt financing are otherwise unacceptable in relation to the strategic opportunity we are presented with, we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing could result in dilution to our stockholders and the price of our common stock could decline as a result.
If we fail to manage our growth effectively by investing in the necessary infrastructure, the quality of our products and services may suffer, negatively impacting our Affiliate Contracts.
     Pursuant to our business plan, we have experienced, and continue to experience, rapid expansion of our business and operations which has placed, and will continue to place, significant demands on our management, operational, technical and financial infrastructure. Since March 2005, we have introduced advertising in radio news reports and expanded our provision of TV reports in Australia, commenced traffic operations in eight Canadian markets and acquired a competitor in Canada and launched Global Alert Network. In the United Kingdom, we have commenced operations of a traffic reporting service, begun providing service to the Highways Agency and acquired Unique, the largest traffic and entertainment news network in the market. Continued growth will require continued investment in personnel, facilities, technology infrastructure, and financial and management systems and controls, especially if we expand our Canadian and Global Alert operations as currently contemplated. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our Affiliate Contracts and our relationships with network affiliates, potentially resulting in the termination of such Affiliate Contracts and a decrease in our commercial advertising inventory. Furthermore, expansion could result in our expenses increasing faster than our revenue, causing our operating margins to be adversely affected in the short-term and the long-term.
Aircraft operations involve risks that may not be covered by our insurance or may increase our operating costs.
     In February 2007, a helicopter owned by Canadian Traffic Network, but operated by a third-party vendor, crashed during a maintenance flight. Although none of our employees and no personnel of our network affiliates were in the helicopter at the time of the accident, and the majority of the replacement cost was covered by the third-party vendor’s insurance, the crash is an example of how the operation of aircraft inherently involves a degree of risk. Hazards such as harsh weather, mechanical failures, pilot error, acts of terrorism, crashes, collisions and emergency safety landings may impact our business and can result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations, temporarily or indefinitely. In addition, if one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability and substantial unforeseen expenses. Even when such hazards do not lead to injury, loss of life or damage to property and equipment, their occurrence can result in negative publicity regarding us and our industry in the markets in which we operate. Harm to our public image may, in turn, adversely affect our ability to enter into new Affiliate Contracts or renew existing Affiliate Contracts, or to arrange for the sale of our commercial advertising inventory, any of which could negatively affect our results of operations.
     We attempt to protect ourselves against these losses and damage by carrying insurance, including general liability, aviation, workers’ compensation and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance for all types of losses, including business interruption and terrorism. We cannot assure you that our existing coverage will be sufficient or that in the future we will be able to maintain our existing coverage or that the premiums will not increase substantially. In addition, future events, including, without limitation, terrorist activity, accidents or other events could increase our insurance rates. The loss of our liability insurance coverage or inadequate coverage from our liability insurance could result in our exposure to substantial unforeseen expenses and subsequent reductions in our earnings.
     In addition, we are subject to regulations and restrictions with regard to our operation of our aircraft in Australia. Violations of these regulations and restrictions could result in monetary penalties or the revocation of our air operating certificates. Although monetary penalties would have an impact on our results of operations if material in amount, the loss of our air operating certificates could result in temporary or permanent grounding of our aircraft, which would have a material adverse effect on our business operations and could result in a substantial loss of revenues or increase in expenses.
A substantial majority of our expenses are fixed and cannot be reduced in the short term.
     With the exception of commissions and bonuses paid to our sales staff and management and variable compensation to certain radio station affiliates in the United Kingdom, the vast majority of our costs are fixed regardless of the level of our revenue. Station compensation, which is our largest cost, is generally contractually obligated for a number of years at any point in time and cannot generally be modified regardless of revenues. As a result, a decrease in revenues will likely have a material adverse impact on profitability which could in turn lead to a reduction in the price of our common stock.
The loss of the services of William L. Yde III, our Chairman, Chief Executive Officer and President, or Scott E. Cody, our Chief Operating Officer and Chief Financial Officer, or other key employees, or the failure to attract additional key individuals, could materially adversely affect our business.
     Our financial success is dependent to a significant degree upon the efforts of our current executive officers and other key employees. We have entered into employment agreements with William L. Yde III and Scott E. Cody. However, there can be no assurance that these individuals will continue to provide services to us. A voluntary or involuntary termination of employment by Messrs. Yde or Cody could have a material adverse effect on our business operations and negatively impact the price of our common stock. At present, we do not maintain key man life insurance policies for any of these individuals.
     Our success and viability is also dependent to a significant extent upon our ability to attract and retain qualified personnel in all areas of our business, especially our management, sales professionals and on-air broadcasters who become recognizable personalities for the radio and television stations for whom they deliver information reports. There is no assurance that we will be able to retain our most recognizable on-air broadcasters or that any non-competition agreements or other contractual restrictions with our employees or network affiliates will be enforceable. Our employee relations and related labor costs may be impacted by collective bargaining arrangements, prevailing compensation structures or other employment-related matters. If we are unable to retain broadcasters or attract replacements for them, our network affiliates may become dissatisfied with our delivery of information reports potentially resulting in the cancellation of Affiliate Contracts, a subsequent reduction in commercial advertising inventory and the loss of advertising revenue.
A substantial majority of our operations are out-sourced to third parties in the United Kingdom.
     In the United Kingdom, the substantial majority of our traffic reporting services for radio stations and all of our entertainment news reporting services are out-sourced to third parties pursuant to contracts that were in place when we purchased Unique. While we spend considerable time and effort monitoring the performance of these vendors, ultimately their actions are not under our control. Among other things, it is conceivable that one or more of our vendors could cease servicing their contracts with us or go out of business altogether with little or no notice to us. In addition, the agreement governing our receipt of traffic information has a term ending December 31, 2012 and has substantial restrictions on our ability to service our traffic network affiliates directly as well as significant hurdles should we attempt to cancel the agreement, even in the case of a breach. Should important affiliates become dissatisfied with the service provided and cancel their affiliation agreements, our radio commercial advertising inventory may decrease significantly. As a result, we would likely experience a corresponding decrease in revenues from sales of our radio commercial advertising inventory, which may be compounded by the decrease in value of our U.K. advertising network as a whole due to the reduction in our U.K. audience reach. It is also possible that we would be forced to spend more money than we currently do to satisfy our network affiliates and prevent them from cancelling their contracts with us. Should this occur, it would likely have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects and the price of our common stock could decline as a result.

Our broadcasts are subject to regulatory bodies whose rules and regulations may adversely affect our business.
     The ownership, operation and sale of radio and television stations in Australia, Canada and the United Kingdom, and therefore our network affiliates in those markets, are subject to the jurisdiction, regulations and policies of the of the Australian Communications and Media Authority (the “ACMA”), the Canadian Radio-television and Telecommunications Commission (the “CRTC”) and the United Kingdom’s Office of Communications (“Ofcom”), respectively. Such regulation also extends to the content of the information reports and advertising spots we provide to our network affiliates. Among other things, the ACMA, the CRTC and Ofcom adopt and implement regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and have the power to impose penalties for violations of their rules. In addition, our violations of the regulations or policies of the ACMA, the CRTC or Ofcom may be a breach of certain of our network affiliates’ contracts. Such regulations may adversely affect our business. We expect to be subject to similar regulations in other geographic markets we enter.
Because our operating subsidiaries are organized under the laws of foreign jurisdictions and substantially all of our assets are located outside of the United States, you may have difficulties collecting on judgments rendered against us in United States courts.
     We are a Nevada corporation with executive officers and directors that reside in the United States. However, Australia Traffic Network, Canadian Traffic Network and UK Traffic Network, our subsidiaries that conduct our current operations, are organized as an Australian proprietary company, an Alberta business corporation, and a private company limited by shares incorporated in England and Wales, respectively. Because substantially all of our assets are owned by these subsidiaries and are located outside of the United States, if stockholders or other third parties obtain judgments against us in United States courts (including judgments based upon the civil liability provisions of the United States federal securities laws), they may be required to seize the equity interests of our foreign subsidiaries in satisfaction of such judgments. Because these subsidiaries are foreign entities, an attempt to seize our equity interests could be frustrated by objections raised in the applicable foreign jurisdiction to the transfer of such interests. Therefore, our stockholders and others may have difficulties in enforcing and collecting upon any potential judgments rendered against us in United States courts.
We have been, and will continue to be, required to implement and maintain additional finance and accounting systems, procedures and controls in order to satisfy requirements under the Sarbanes-Oxley Act of 2002 and the listing requirements of the NASDAQ Global Market, which will increase our costs and divert management’s time and attention.
     Laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and the listing requirements for the NASDAQ Global Market, have imposed duties on us and on our executives, directors, attorneys and independent registered public accounting firms. In order to comply with these rules, we have engaged additional outside legal, accounting and advisory services, all of which may continue to increase our operating expenses in the future. In particular, we have incurred additional administrative expenses relating to compliance with provisions of the Sarbanes-Oxley Act of 2002 which require that we implement and maintain an effective system of internal controls over financial reporting and assess the effectiveness of such internal controls in the periodic reports that we file with the Securities and Exchange Commission. Those costs were approximately $0.3 million, $0.3 million and $0.4 million for the years ended June 30, 2010, 2009 and 2008, respectively. In addition, to the extent that we qualify as an “accelerated filer” under the Securities Exchange Act of 1934 as of the last day of our fiscal year, our independent registered public accounting firm will be required to attest to our internal controls over financial reporting in our Annual Report on Form 10-K for such fiscal year. Because we will qualify as an accelerated filer as of June 30, 2011, we will be required to include this attestation in the Annual Report on Form 10-K for fiscal 2011. As a company with limited accounting resources, a significant amount of management’s time and attention has been diverted from our business to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.
     In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls over financial reporting if and when we are required to do so, investors and others may lose confidence in the reliability of our financial statements. If this occurs, the trading price of our common stock and ability to obtain any necessary equity or debt financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, we may be unable to file our periodic reports with the Securities and Exchange Commission. This would likely have an adverse affect on the trading price of our common stock and our ability to secure any necessary additional equity or debt financing, and could result in the delisting of our common stock from the NASDAQ Global Market, which would severely limit the liquidity of our common stock.
In the absence of an active trading market for shares of our common stock, the price of our common stock may be subject to wide fluctuations and you may find it difficult to resell shares of our common stock.
     In general, since the effective date of our initial public offering, there has been limited trading activity in shares of our common stock. If such limited trading volume continues into the future, you may find it difficult to resell shares of our common stock publicly when you choose. Furthermore, small trading volumes generally depress market prices. As a result, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.
     The market price of our common stock is likely to be volatile and subject to fluctuations in response to various factors, many of which are beyond our control. These factors may include, without limitation:
•	variations in our operating results;

•	addition or loss of significant network affiliates or advertisers;

•	changes in the economies in which we provide our information services;

•	the departure of the Chairman of our Board of Directors or other key executive officers;

•	the level and quality of securities analysts’ coverage of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	entry into new international markets and the costs associated therewith;

•	changes in the governmental regulations to which we will be subject in various countries;

•	announcements by third parties of significant claims or proceedings against us;

•	the availability of new media for delivery of traffic and news reporting services; and

•	future sales of our common stock or other debt or equity securities, including sales by existing holders.
     In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has been instituted against the public company. Regardless of its outcome, should this type of litigation be instituted against us, it could result in substantial costs to us and a likely diversion of our management’s attention from our business operations.
     The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.
     As of March 24, 2011, directors and executive officers own or are able to vote in the aggregate approximately 23.5% of our issued and outstanding common stock. As such, our directors and executive officers, as stockholders, have significant influence to elect any or all of our directors, as well as influence in connection with all corporate activities, including mergers, proxy contests, tender offers or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for their shares of our common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control of us. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

     Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.
     Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking the approval of our common stockholders, subject to certain limitations on this power under the listing requirements of the NASDAQ Global Market and the laws of the state of Nevada. The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of us not approved by our Board of Directors. As a result, our stockholders may lose opportunities to dispose of their shares of our common stock at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected.
     Our common stock could be delisted from the NASDAQ Global Market, which delisting could hinder your ability to obtain accurate quotations on the price of our common stock, or dispose of our common stock in the secondary market.
     In order to maintain our listing on the NASDAQ Global Market, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on the NASDAQ Global Market. In the event our common stock is delisted from the NASDAQ Global Market and we are also unable to maintain a listing on another alternate exchange, trading in our common stock could thereafter be conducted in FINRA’s OTC Bulletin Board or in the over-the-counter markets in the so-called “pink sheets”. In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in our coverage by security analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.
     Our low share price and small market capitalization may preclude certain institutional investors from holding our stock
     During the past several years, our common stock has traded for significant periods of time at below $5 per share, which is the minimum share price at which certain institutional investors are willing to own a stock. In addition, in June 2009, we were dropped from the Russell 2000 index due to our market capitalization falling below the cut-off capitalization for the index, which meant that certain mutual funds, pension funds and other institutional investors no longer hold our common stock nor will certain index funds be making purchases of our common stock in the future. A smaller pool of potential investors for our stock may decrease demand for the shares, resulting in a lower prices for our common stock than might otherwise prevail.
     Because we currently do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.
     Our current intention is to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment in our common stock.
SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS
     This prospectus contains, and the documents incorporated by reference herein and in any prospectus supplement hereto may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to those discussed in this prospectus under the caption “Risk Factors” above as well as the risk factors contained in our filings with the Securities and Exchange Commission that are incorporated by reference in this prospectus.
     In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.
     Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
USE OF PROCEEDS
     We will not receive any proceeds from the disposition by the selling shareholders of any of the shares covered by this prospectus.

SELLING SHAREHOLDERS
     This prospectus covers the disposition by the selling shareholders identified below, or their respective transferee(s), of a total of 301,782 shares of our common stock. The following table sets forth the number of shares of the common stock owned by each selling shareholder as of March 24, 2011, and after giving effect to this offering assuming all of the shares covered hereby are sold by the selling shareholder.

				Percentage of
	Shares	Total Shares	Shares	Beneficial
	Beneficially	Offered	Beneficially	Ownership
	Owned Before	By Selling	Owned After	After
Selling Shareholder	Offering (1)	Shareholder	Offering (1) (2)	Offering (1) (2)
John C. Feltl (3)	320,160 (4)	202,680	118,000 (4)	*
Mary Joanne Feltl (5)	167,000 (6)	99,102	68,000 (6)	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with SEC rules, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the shareholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Assumes sales of all shares offered under this prospectus by the selling shareholder.

(3)	John C. Feltl is Chief Executive Officer of Feltl and Company, Inc., a registered broker-dealer. The shares offered hereunder by the selling shareholder were purchased by the selling shareholder in the ordinary course of business and, at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(4)	Includes 12,380 shares held in individual retirement accounts or health savings accounts for the benefit of the selling shareholder and 2,400 shares held by the selling shareholder as custodian for his minor children. The selling shareholder has sole voting and dispositive power over such shares. Also includes 101,700 shares held by the selling shareholder’s spouse or accounts over which such spouse has voting and investment control.

(5)	Mary Joanne Feltl is President of Feltl and Company, Inc., a registered broker-dealer. The shares offered hereunder by the selling shareholder were purchased by the selling shareholder in the ordinary course of business and, at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(6)	Includes 68,000 shares held by Mary Joanne Feltl Rev Trust, over which the selling shareholder has sole voting and dispositive power
PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use one or more of the following methods when disposing of the shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the writing or settlement of options, swaps, derivatives or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	in the over the counter market;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440 or the successor to such FINRA rules.
     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under the prospectus, or under an amendment to the prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under the prospectus. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     There can be no assurance that the selling shareholders will sell any or all of the shares of common stock pursuant to the registration statement, of which this prospectus forms a part.
     The selling shareholders may enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by the prospectus, which shares such broker-dealer or other financial institution may resell pursuant to the prospectus (as supplemented or amended to reflect such transaction).
     The selling shareholders and any broker-dealer or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In no event shall any broker-dealer receive fees, commission and markups which, in the aggregate, would exceed eight percent (8%). The selling shareholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     We have advised the selling shareholders that they may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Securities and Exchange Commission. If the selling shareholders use this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We may indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the underwriting agreement entered into in connection with our March 2006 initial public offering. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with such underwriting agreement, or we may be entitled to contribution.
DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Pursuant to our articles of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Nevada Revised Statutes, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.
     To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.
ABOUT THIS PROSPECTUS
     This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned below under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3 (including exhibits to such registration statement) under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our Company and the shares of our common stock to be sold under this prospectus, we refer you to the registration statement (SEC File No. 333- ). Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
     We are currently subject to the reporting and information requirements of the Exchange Act and, as a result, we are required to file periodic and current reports, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.
     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished in Current Reports on Form 8-K filed under Item 2.02 or 7.01 of such form), including filings made after the date of the initial registration statement of which this prospectus is a part and prior to the effective date of such registration statement:
•	Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 15, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010, filed on November 10, 2010 and February 10, 2011, respectively;

•	Current Reports on Form 8-K filed on (i) October 13, 2010, and (ii) December 20, 2010; and

•	The description of the registrant’s common stock set forth in the registration statement on Form 8-A registering the registrant’s common stock under Section 12 of the Securities Exchange Act of 1934, which was filed with the Securities and Exchange Commission on March 13, 2006, including any amendments or reports filed for the purpose of updating such description.
     All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of this information at no cost, by writing or telephoning us at the following address or telephone number:
Global Traffic Network, Inc.
880 Third Avenue, 6th Floor
New York, NY 10022
Attention: Chief Executive Officer
Telephone: (212) 896-1255
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.
VALIDITY OF COMMON STOCK
     Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, of Minneapolis, Minnesota.
EXPERTS
     The consolidated balance sheets of Global Traffic Network, Inc. as of June 30, 2010 and 2009 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2010 incorporated by reference into the registration statement of which this prospectus is a part, have been included herein in reliance on the reports, dated September 15, 2010, of BDO Audit (NSW-VIC) Pty Limited, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

301,782 Shares
Common Stock
Global Traffic Network, Inc.

PROSPECTUS

          , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the fees and expenses, other than underwriting compensation, payable in connection with the registration of securities hereunder. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$433.06
Legal fees and expenses	$7,500.00
Accounting fees and expenses	$7,500.00
Printing and engraving expenses	$2,000.00
Miscellaneous expenses	$2,000.00

$19,433.06

Item 15. Indemnification of Directors and Officers.
     Under the registrant’s articles of incorporation and bylaws, the registrant is required to indemnify and hold harmless, to the fullest extent permitted by law, each person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the registrant’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the articles of incorporation or bylaws, the registrant is required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the registrant’s Board of Directors.
     In addition, except as otherwise provided under Nevada law, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the registrant or to the registrant’s shareholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The effect of this provision is to restrict the registrant’s rights and the rights of its shareholders in derivative suits to recover damages against a director for breach of certain fiduciary duties as a director.
     The registrant maintains insurance on behalf of its officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.
     The above discussion of the registrant’s articles of incorporation and bylaws and of the Nevada Revised Statutes is not intended to be exhaustive and is respectively qualified in its entirety by such articles of incorporation, bylaws and statute.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant’s directors, officers and controlling persons, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits.
     The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
4.1	Articles of Incorporation of Global Traffic Network, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed February 26, 2008).

4.2	Bylaws of Global Traffic Network, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed February 26, 2008).

4.3	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).

5.1	Legal opinion of Maslon Edelman Borman & Brand, LLP ( filed herewith ).

23.1	Consent of BDO Audit (NSW-VIC) Pty Limited ( filed herewith ).

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).
Item 17. Undertakings.
(a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Howard and the Commonwealth of Pennsylvania, on this 6th day of April, 2011.

GLOBAL TRAFFIC NETWORK, INC.
By:	/s/ Scott E. Cody
Scott E. Cody, Chief Financial Officer, Chief Operating Officer and Treasurer

POWER OF ATTORNEY
     Each person whose signature to this registration statement appears below hereby constitutes and appoints William L. Yde III and Scott E. Cody, signing singly as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this registration statement and any and all instruments or documents filed as part of or in connection with this registration statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof. The undersigned also grants to said attorney-in-fact, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ William L. Yde III William L. Yde III	President, Chief Executive Officer and Director (principal executive officer)	April 6, 2011

/s/ Scott E. Cody Scott E. Cody	Chief Financial Officer, Chief Operating Officer and Treasurer (principal financial officer and principal accounting officer)	April 6, 2011

/s/ Dale C. Arfman Dale C. Arfman	Director	April 6, 2011

/s/ Gary O. Benson Gary O. Benson	Director	April 6, 2011

/s Shane E. Coppola Shane E. Coppola	Director	April 6, 2011

/s/ William M. Mower William M. Mower	Director	April 6, 2011

/s/ Stuart R. Romenesko Stuart R. Romenesko	Director	April 6, 2011

EXHIBIT INDEX

Exhibit No.	Description

5.1	Legal opinion of Maslon Edelman Borman & Brand, LLP.

23.1	Consent of BDO Audit (NSW-VIC) Pty Limited

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).